Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENTERS INTO AGREEMENT TO SELL REMAINING SWAN HILLS ASSETS FOR $185 MILLION

(Calgary, April 25, 2017) – Pengrowth Energy Corporation (the “Company” or “Pengrowth”) today announced that it has entered into an agreement for the sale of the remaining portion of its Swan Hills assets in North Central Alberta for total cash consideration of $185 million, subject to customary closing conditions and adjustments.

The divested assets generated average daily production of approximately 5,150 barrels of oil equivalent per day (boe per day) (weighted approximately 94 percent towards liquids) during the fourth quarter of 2016 and had Proved plus Probable reserves of 21.0 million boe assigned to them as at December 31, 2016, according to the independent reserve evaluators GLJ Petroleum Consultants Ltd.

This transaction essentially completes Pengrowth’s exit from the Swan Hills area and provides the company with additional financial flexibility to further reduce indebtedness. When combined with the $522 million of proceeds from the previously announced Lindbergh GORR, Swan Hills and Bernadet asset sales, the $185 million of proceeds from this sale of the remaining Swan Hills assets result in total disposition proceeds of $707 million to date in 2017.

The effective date of the sale is January 1, 2017 and closing is expected to occur on May 31, 2017, subject to the receipt of all necessary regulatory approvals and the satisfaction of other customary closing conditions.

The Company expects to use the proceeds from this sale to further reduce its indebtedness, including prepaying the remaining outstanding US $100 million (equivalent Cdn $134 million) of the 6.35% senior term notes which are scheduled to mature on July 26, 2017. The prepayment is expected to be completed before the end of the second quarter following which the Company will have no further term debt due until August 2018.

Upon closing of all announced dispositions and application of proceeds to debt repayment, Pengrowth’s debt would fall to approximately Cdn $700 million, representing a decline in debt levels of approximately 60 percent since December 31, 2016.

The sale of the remaining Swan Hills assets is expected to impact full year 2017 average production guidance by approximately 3,400 boe per day, resulting in revised 2017 production to be between 43,500 and 45,500 boe per day. The remaining changes to 2017 guidance resulting from the sale are outlined in the table below:

	Previous Guidance	Date Guidance
Average daily production (boe per day)	47,000 to 49,000	43,500 to 45,500
Total capital expenditures ($ millions)	125	125
Funds flow from operations[1] ($ millions)	170	160
Royalties[2] (% of sales)	9.0	9.0
Operating costs[3] ($ per boe)	13.00 to 13.50	13.00 to 13.50
Cash G & A3 ($ per boe)	3.50 to 4.00	3.50 to 4.00
1. Based on a WTI crude oil price of US $55.00/bbl, an AECO natural gas price of Cdn $3.25/Mcf and a $0.74 USD/Cdn exchange rate
2. Royalties are before impacts of commodity risk management activities
3. Per boe estimates based on high and low ends of production guidance

2017 Hedging Update
Prior to the recent strengthening in crude oil prices, Pengrowth elected to cancel its 2017 light oil risk management contracts it had in place and presently has no oil production hedged. The Company also entered into new natural gas risk management contracts to provide downside protection against potential declines in natural gas prices. As at March 31, 2017, the Company had the following risk management contracts in place for the remainder of 2017:

Natural Gas	Q2, 2017	Q3 2017	Q4 2017
Volumes (MMcf/d)	58.3	58.3	22.8
Fixed AECO price (Cdn$/Mcf)	$2.72	$2.72	$2.82

First Quarter 2017 Conference Call
Pengrowth intends to release its first quarter results for the period ending March 31, 2017 on Tuesday, May 2, 2017, following the close of equity markets. A conference call and listen only audio webcast will be held, beginning at 6:30 A.M. Mountain Time (MT) on Wednesday, May 3, 2017, during which management will review Pengrowth's results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (844) 358-9179 or International (478) 219-0186
Live listen only audio webcast: http://edge.media-server.com/m/p/6qtxx6m4

The call will be recorded and available for playback shortly after the conclusion of the meeting using the following dial-in numbers:

(855) 859-2056 or (800) 585-8367
Conference ID: 7764789

Advisors
BMO Capital Markets Inc. acted as financial advisors to Pengrowth on the transaction.

About Pengrowth:
Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Advisories:
Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

 Advisory Regarding Reserves and Production Information
All reserves  and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before deduction of royalty obligations and using GLJ’s January 1, 2017 forecast prices and costs as disclosed herein. Numbers presented may not add due to rounding.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Caution Regarding Forward Looking Information:
In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this press release are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, expected disposition proceeds and the application thereof to reduce indebtedness; anticipated prepayment of remaining term debt due in 2017 and no term debt due until August 2018 following such prepayment; proforma indebtedness, anticipated closing date and expected 2017 average daily production, capital expenditures, funds flow from operations, royalties, operating costs and cash G&A. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2017.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.